SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100(1)

(CUSIP Number)

IGG Inc

18/F, Tesbury Centre

28 Queen’s Road East

Wanchai

Hong Kong

Attention: Zongjian Cai, Executive Director

Telephone: +852 39120830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.

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SCHEDULE 13D

CUSIP No.	86737M 100

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IGG Inc IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,882,012 Class A Ordinary Shares
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
9,882,012 Class A Ordinary Shares
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,882,012 Class A Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% based on a total of 189,409,848 Ordinary Shares outstanding as of March 31, 2015.
14	TYPE OF REPORTING PERSON (See Instructions)
CO

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Item 1. Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), of Sungy Mobile Limited, a company formed under the laws of the Cayman Islands (the “Issuer”). The address of the Issuer is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, the People’s Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing six Class A Ordinary Shares, are listed on the NASDAQ Global Market under the symbol “GOMO.”

Item 2. Identity and Background

(a) – (c), (f) This Schedule 13D is being filed by IGG Inc a limited liability company incorporated in the Cayman Islands (“IGG”). IGG is a developer and publisher of mobile online games, with customers from over 200 countries and regions around the world. The address of the headquarters and the principal place of business in Singapore of IGG is 315 Alexandra Road #04-03 Sime Darby Business Centre Singapore 15994. The name, business address and present principal occupation or employment of each director and executive officer of IGG are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(d) – (e) During the last five years, neither IGG, nor to the IGG’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The consideration provided for the Class A Ordinary Shares was cash from working capital.

Item 4. Purpose of Transaction

IGG acquired the Ordinary Shares for investment purposes. Except as otherwise set forth in this Schedule 13D, at present, IGG does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	IGG holds 1,647,002 ADSs representing a total of 9,882,012 Class A Ordinary Shares. The Class A Ordinary shares represent 5.2% of the outstanding Ordinary Shares based on 189,409,848 as of March 31, 2015 as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 16, 2015.
(b)	IGG holds and sole voting power and dispositive power over the 9,882,012 Ordinary Shares. The authority to make investment and voting decisions is controlled by IGG’s Board of Directors. Information with respect directors is contained in Schedule A and incorporated by reference.
(c)	IGG has acquired Ordinary Shares during the 60 days prior to the filing of this Schedule 13D through open market purchases of the ADSs as reflected on Schedule B and incorporated by reference herein.
(d)	No person other than IGG is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Ordinary Shares.
(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

IGG has sold two put options covering ADS in the market. The first option grants the counterparty the right to sell 336,700 ADSs to IGG at a price of $5.00 per ADS. The second option grants the counterparty the right to sell 20,400 ADSs to IGG at a price of $7.50 per ADS. The options expire, unless the counterparty exercises them, on May 15, 2015.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between IGG and any other person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

May 1, 2015

IGG Inc.

By: /s/ ZongjianCai
       ZongjianCai

       Executive Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001).

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Schedule A

Directors and Executive Officers of IGG, Inc.

Name, Position and Address	Principal Occupation or Employment[1]
Zongjian Cai, Executive Director, 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Executive Director and Chief Executive Officer of IGG, from 31 October 2007 to present.
Yuan Chi, Executive Director, 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Executive Director of IGG from 16 August 2007 to present.
Xiaojun Li, Non-Executive Director, 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Non-Executive Director of IGG, from 30 November 2007 to present; partner, IDG Capital Partners since August 2006.
Dajian Yu, Independent Non-Executive Director, 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Independent Non-Executive Director of IGG since 16 September 2013; Director of Tricopian, LLC., Akros Silicon Inc., and Chelsio Communications, since March 2014; Vice President, Silicon Valley China Venture Management LLC, since 2010; Director of three portfolio companies, Cadeka Technology Holding Ltd., Effecient Drivetrains, Inc and Consensic International Inc. since 2010; partner, Bay Hill Partners, since 1999.
Horn Kee Leong, Independent Non-Executive Director, 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Independent Non-Executive Director since 16 September 2013; Chairman of the Board of VIVA Industrial Trust Management Pte., Ltd.; Chairman of the Board of SPH REIT Management Pte. Ltd.; Independent Non-Executive Director of Amtek Engineering Ltd.; Independent Non-Executive Director of Tat Hong Holdings Ltd.; Independent Non-Executive Director Wilmar International Limited.
Kee Lock Chua, Non-Executive Director, 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Non-Executive Director of IGG since 12 November 2008; Independent Director of Logitech International S.A.; Independent Director of Yongmao Holdings Ltd.;

group President and Chief Executive Officer of Vertex Venture Holdings Ltd.; current Director of Vertex Asia Investments Pte. Ltd.

Jessie Shen, Chief Financial Officer 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Chief Financial Officer of IGG since November 2014; Senior Vice President of Finance of IGG since March 2009.
Hong Zhang, Chief Technology Officer 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Chief Technology Officer of IGG since May 2012.
Zhao Lu, Independent Non-Executive Director, 21F, A#, Xinhuaxing Plaza 155 Hualin Road, Fuzhou, Fujian Province, PRC	Independent Non-Executive Director of IGG since 16 September 2013.

____________________

1 The information as to principal occupation has been furnished by the respective individuals.

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Schedule B

Transactions in the Ordinary Shares during the past 60 days.

Ordinary Shares purchased (sold)	Price per Ordinary Share[2]	Date of purchase/sale
169,200	$0.63	30 March 2015
75,600	$0.63	31 March 2015
62,436	$0.65	1 April 2015
55,200	$0.68	2 April 2015
60,000	$0.73	6 April 2015
96,000	$0.72	7 April 2015
33,000	$0.77	8 April 2015
(6,600)	$0.74	9 April 2015
(1,200)	$0.73	10 April 2015
2,937,750	$0.84	13 April 2015
1,851,708	$0.84	14 April 2015
3,251,262	$0.83	15 April 2015
162,972	$0.84	16 April 2015
290,718	$0.84	17 April 2015
103,362	$0.84	20 April 2015
213,816	$0.83	21 April 2015
354,606	$0.83	22 April 2015
17,064	$0.83	23 April 2015
7,200	$0.83	24 April 2015
13,488	$0.81	27 April 2015
134,430	$0.82	28 April 2015

____________________

2 Calculated on the basis of 1/6th of the price of ADSs purchased on the Nasdaq Global Market. The prices indicated reflect the weighted average price for the Ordinary Shares purchased or sold on each trading day. All transactions occurred within a one dollar price range on each day. IGG undertakes to provide, upon request by the Commision staff, full information regarding the number of shares purchased or sold at each separate price.

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